

Mail Stop 4631

March 21, 2016

Via E-mail
Robert B. McIntosh
Executive Vice President, General Counsel and Secretary
Ingevity Corporation
5255 Virginia Avenue
North Charleston, South Carolina 29406

> **Re:** **Ingevity Corporation**
> **Amended Registration Statement on Form 10-12B**
> **Filed March 03, 2016**
> **File No. 001-37586**

Dear Mr. McIntosh:

We have reviewed the above-captioned filing and have the following comments.

Information Statement filed as Exhibit 99.1

Summary Historical and Pro Forma Financial Data, page 17

1. Please revise your presentation to also include pro forma financial data, as previously presented and referred to.

Unaudited Pro Forma Combined Financial Statements, page 42

2. We have reviewed your response to comment three in our letter dated December 22, 2015. Your disclosure states you will enter into agreements to obtain your own insurance coverage, fees for a stand-alone public company audit, outsourcing certain compliance functions, and compensation agreements for your executive team prior to the completion of the separation; as such, the implication is these agreements have not yet been entered into. Please clarify what agreements you have entered into and what agreements you have not yet entered. For agreements not yet entered, please clarify how you determined the related adjustment is factually supportable.

3. We note that you have entered into an agreement in which your parent will supply raw materials. We also note that your parent historically provided raw materials. Please clarify any differences in the terms of these agreements and, if applicable, adjust your pro forma financial statements to reflect the new revised terms.

4. Refer to page 45. Please reference the pro forma adjustment to long-term debt to the appropriate footnote. Please confirm that the amounts and terms of the long-term debt you will incur and the dividend to your parent that you will pay will be finalized prior to effectiveness. In addition, please revise MD&A to disclose and discuss the impact of the long-term debt you will incur on your future liquidity.

Quantitative and Qualitative Disclosures about Market Risk, page 61

5. Please provide the quantitative information about your market risks in one of the three disclosure alternatives provided by Item 305(a) of Regulation S-K. Additionally, we note that crude tall oil is the principal raw material upon which your Performance Chemicals segment is dependent and its limited availability is compounded by long-term supply agreements. Under the terms of your crude tall oil supply purchase agreement, you expect to source 45% to 55% of your requirements from WestRock Company, but they are not required to provide a minimum quantity. Please explain to us how you determined that you are not subject to a commodity price risk related to your reliance on crude tall oil, or provide separate disclosure in your registration statement.

Compensation Discussion and Analysis, page 86

Employment Letters, page 98

6. We note that you have entered employment agreements with Messrs. Wilson and Fortson and Ms. Burgeson. Please tell us whether you intend to file these arrangements as exhibits to the registration statement pursuant to Item 601(b)(10)(iii)(A) of Regulation S-K.

Financial Statements

General

7. As previously provided, please present the disclosures required by ASC 855-10-50-1, including the actual date through which subsequent events have been evaluated and whether that date is the date the financial statements were issued or the date the financial statements were available to be issued.

8. As previously provided, please disclose your election to not apply pushdown accounting in your financial statements. In this regard, we note your parent recorded a goodwill impairment charge of $478.3 million related to your operations, their Specialty Chemicals segment, during the quarter ended December 31, 2015. Please more fully explain to us how goodwill was allocated to this segment and identify the negative factors that resulted in this goodwill being tested for impairment. Please specifically address the material differences between the fair value assumptions used when goodwill was allocated as a result of your parent's merger on July 1, 2015 and when goodwill was

tested for impairment during the quarter ended December 31, 2015. To the extent the goodwill impairment recorded by your parent relates to anticipated negative trends in your operations, please revise MD&A to fully disclose and discuss these anticipated trends.

Note 8. Allocated Costs and Related-Party Transactions, page F-16

9. We have reviewed your response to comment six in our letter dated December 22, 2015. We previously noted that you are unable to quantify the amount of expenses that would have been incurred during historical periods on a stand-alone basis, as it is not practicable to do so. It is not clear where in the filing you have disclosed that it is not practicable to estimate expenses on a stand-alone basis. In this regard, your response refers to page F-33 which does not appear to exist in this amendment. Please advise or revise your disclosure accordingly. Refer to SAB Topic 1:B.1.

You may contact Jeff Gordon, Staff Accountant, at (202) 551-3866 or Anne McConnell, Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Ronne, Staff Attorney, at (202) 551-6156 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction

Cc: Via E-mail
        Gregory Ostling, Esq.
        Matthew Danzig, Esq.